UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

 .Netscout Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64115t104
(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 64115t104	Page 2 of 6 Pages


1.	NAMES OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Brown Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)[ ]
		(b)[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Maryland

5.	SOLE VOTING POWER
NUMBER OF SHARES
	1,216,500
BENEFICIALLY
6.	SHARED VOTING POWER
OWNED BY EACH

REPORTING
7.	SOLE DISPOSITIVE POWER
PERSON
	1,481,300
WITH
8.	SHARED DISPOSITIVE POWER

	--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,481,300

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.06%

12.	TYPE OF REPORTING PERSON*
	IA        CO

CUSIP No. 64115t104	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:  Netscout Systems, Inc.


	(b) Address of Issuer's Principal Executive Offices
		4 Technology Park Drive
          Westford, MA 01886
Item 2(a)	Name of Person Filing:

	Brown Capital Management, Inc.

	(b) Address of Principal Business Office or, if none,
Residence:

	1201 N. Calvert Street
	Baltimore, Maryland  21202

	(c)	Citizenship:

	Maryland

	(d)	Title of Class of Securities:

	Common Stock

	(e)	CUSIP Number: 64115t104



Item 3:	Capacity in Which Person is Filing:

	[x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 64115t104	Page 4 of 6 Pages


Item 4:	Ownership:

	As of December 31, 2000:

	(a)	Amount Beneficially Owned:
		1,481,300

	(b)	Percent of class:
		5.06%

	(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:
		1,216,500

	(ii)	Shared power to vote or to direct the vote:
		None

	(iii)	Sole power to dispose or to direct the disposition
of:
		1,481,300

	(iv)	Shared power to dispose or to direct the disposition of
:
		None

Item 5:	Ownership of Five Percent of Less of Class:

	Not applicable

CUSIP No. 64115t104	Page 5 of 6 Pages


Item 6:	Ownership of More than Five Percent on Behalf of
Another Person:

	All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Brown Capital Management, Inc., which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than Investment Counselors of Maryland, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.




Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

	Not applicable.

Item 8:	Identification and Classification of Members of the
Group:

	Not applicable

Item 9:	Notice of Dissolution of Group:

	Not applicable

CUSIP No. 64115t104	Page 6 of 6 Pages


Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Brown Capital Management, Inc.
		By:  /s/ Eddie C. Brown

		Eddie C. Brown
		President


Date:	February 14, 2001